SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Geeknet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36846Q203

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 36846Q203	13G/A	Page 2 of 8

1	NAME OF REPORTING PERSONS TCS Global Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 36846Q203	13G/A	Page 3 of 8

1	NAME OF REPORTING PERSONS TCS Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 36846Q203	13G/A	Page 4 of 8

1	NAME OF REPORTING PERSONS TCS Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Amendment No. 3 to Schedule 13G (this “Amendment”) is being filed on behalf of TCS Global Equity Master Fund, L.P., a Cayman Islands exempted limited partnership (“TCS Global”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), and TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management” and, together with TCS Global and TCS GP, the “Reporting Persons”). This Amendment relates to common stock, par value $0.001 per share (the “Common Stock”) of Geeknet, Inc., a Delaware corporation (the “Issuer”). TCS GP acts as general partner to TCS Global and TCS Management acts as investment manager to TCS Global.

This Amendment serves as an amendment to the Schedule 13G originally filed on February 28, 2011 and amended February 14, 2012 and February 14, 2013 (the “Schedule 13G”) and is being filed to report that the Reporting Persons no longer own shares of Common Stock of the Issuer. Eric Semler, who was previously included as a reporting person on the Schedule 13G, will now file separately in his individual capacity. This Amendment amends and restates the below items as follows.

Item 1(a)	Name of Issuer.

Geeknet, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

11216 Waples Mill Rd.
Suite 100
Fairfax, VA, 22030

Item 2(a)	Name of Person Filing.

(1) TCS Global Equity Master Fund, L.P.

(2) TCS Capital GP, LLC

(3) TCS Capital Management, LLC

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:
888 Seventh Avenue, Suite 1504
New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

(1) TCS Global Equity Master Fund, L.P. is a Cayman Islands exempted limited partnership.

(2) TCS Capital GP, LLC is a Delaware limited liability company.

(3) TCS Capital Management, LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e)	CUSIP Number.

36846Q203

Item 3	Reporting Person.

Inapplicable

Item 4	Ownership.

The Reporting Persons own 0 shares of Common Stock of the Issuer, constituting 0% of the outstanding Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Company.

Inapplicable

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
Exhibit 99-1

Joint Filing Agreement, dated January 23, 2015, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2015

TCS GLOBAL EQUITY MASTER FUND, L.P.

By:	TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

TCS CAPITAL GP, LLC

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member